     As filed with the Securities and Exchange Commission on May 10, 2001
                                                      Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 ------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 ------------

                      UNIVERSAL HEALTH REALTY INCOME TRUST
             (Exact name of registrant as specified in its charter)

           Maryland                                            23-6858580
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                           Universal Corporate Center
                              367 South Gulph Road
                    King of Prussia, Pennsylvania 19406-0958
                                 (610) 265-0688
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kirk E. Gorman, President and Chief Financial Officer     Copies of all communications, including all communications sent to the
            Universal Health Realty Trust                                  agent for service, should be sent to:
              Universal Corporate Center                                          Warren J. Nimetz, Esq.
                 367 South Gulph Road                                           Fulbright & Jaworski L.L.P.
       King of Prussia, Pennsylvania 19406-0958                                      666 Fifth Avenue
                    (610) 265-0688                                               New York, New York  10103
  (Name, address, including zip code, and telephone                                   (212) 318-3000
number, including area code, of agent for service for
                    the registrant)

                                 ------------

  Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================
                                                               Proposed maximum              Amount of
  Title of each class of securities to be registered      Aggregate offering price(1)    Registration fee
----------------------------------------------------------------------------------------------------------
Shares of Beneficial Interest..........................          $100,000,000(2)              $25,000
==========================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) An indeterminate number of shares of beneficial interest, $.01 par value, are covered by this registration statement.

                                 ------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

********************************************************************************
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
********************************************************************************

                   Subject to Completion, dated May 10, 2001

PROSPECTUS

                                  $100,000,000

                      UNIVERSAL HEALTH REALTY INCOME TRUST


                         Shares of Beneficial Interest

                                 ------------

     We may offer to the public, from time to time in one or more issuances, our shares of beneficial interest.

     This prospectus provides you with a general description of our shares of beneficial interest that we may offer. Each time we offer shares of beneficial interest, we will provide a prospectus supplement that will contain specific information about the terms of that offering. You should read this prospectus and each prospectus supplement carefully before you invest.

     Our shares of beneficial interest currently trade on the New York Stock Exchange under the symbol "UHT."

                                 ------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


             This prospectus is dated                       , 2001.

     Unless the context otherwise requires, "Trust," "us," "our" and "we" refer to Universal Health Realty Income Trust and "UHS" refers to Universal Health Services, Inc.

                               TABLE OF CONTENTS
                                                                          Page
                                                                          ----
Where You Can Find Additional Information...............................     3

The Trust...............................................................     4

The Trust's Relationship to UHS.........................................     4

Use of Proceeds.........................................................     6

Description of the Trust's Shares of Beneficial Interest................     7

Certain Federal Income Tax Considerations...............................     9

Plan of Distribution....................................................    25

Legal Matters...........................................................    26

Experts.................................................................    26

                                 ------------

    You should rely only on the information contained or incorporated by reference in this prospectus or in the prospectus supplement which is delivered with this prospectus, or which is referred to under "Where You Can Find Additional Information." We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Trust's shares of beneficial interest which are referred to in the prospectus supplement. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Trust's shares of beneficial interest in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of the Trust's shares of beneficial interest, as an indication that there has been no change in our affairs since the date of this prospectus. You should be aware that information in this prospectus may change after this date.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our file number is 1-9321. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, DC 20549, as well as at the regional offices of the SEC located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

     The Trust's shares of beneficial interest are listed on the New York Stock Exchange. You may also inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We are "incorporating by reference" specified documents that we file with the SEC, which means:

     .  incorporated documents are considered part of this prospectus;

     . we are disclosing important information to you by referring you to those documents; and

     . information that we file in the future with the SEC will automatically update and supersede the information in this prospectus.

     We incorporate by reference the documents listed below, and any documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering:

     .  our annual report on Form 10-K for the year ended December 31, 2000.

     . the description of the Trust's shares of beneficial interest contained in the Trust's Registration Statement on Form 8-A filed with the SEC on November 12, 1986.

     You may also request a copy of these filings, at no cost, by writing or telephoning our chief financial officer at the following address:

                      Universal Health Realty Income Trust
                           Universal Corporate Center
                                 P.O. Box 61558
                              367 South Gulph Road
                    King of Prussia, Pennsylvania 19406-0958
                      Attention:  Chief Financial Officer
                           Telephone:  (610) 265-0688

                                   THE TRUST

     The Trust is a Maryland real estate investment trust organized in August 1986 to invest in income-producing, health care-related properties. The Trust has investments in 41 facilities located in 15 states. These investments include:

     . ownership of four acute care, one rehabilitation and one behavioral hospital facilities leased to subsidiaries of UHS;

     . ownership of ten medical care office buildings, four preschool childcare centers, and one subacute care and one rehabilitation hospital facility leased to unaffiliated third parties; and

     . varying non-controlling equity interests ranging from 33% to 99% in limited liability companies which own the real estate assets of an aggregate of 19 medical care office buildings.

     Included in the Trust's portfolio is ownership of eight hospital facilities (aggregate investment of $130 million) which contain an aggregate of 1,149 licensed beds. The leases with respect to hospital facilities comprised 72% of the Trust's 2000 revenues (excluding revenues derived from the Trust's non-controlling limited liability company interests), have fixed terms with an average of 3.6 years remaining and provide for renewal options for up to six five-year terms.

     For the eight hospital facilities owned by the Trust (excluding from all three years the facility sold to a subsidiary of UHS in December, 2000), the combined ratio of earnings before interest, taxes, depreciation, amortization and lease and rental expense (EBITDAR) to minimum rent plus additional rent payable to the Trust was approximately 5.6, 5.3 and 5.4 for the years ended December 31, 2000, 1999 and 1998, respectively. The coverage ratio for individual facilities varies.

     The Trust's principal executive offices are located at Universal Corporate Center, 367 South Gulph Road, P.O. Box 61558, King of Prussia, Pennsylvania 19406-0958. The Trust's telephone number is (610) 265-0688.

                        THE TRUST'S RELATIONSHIP TO UHS

     UHS' principal business is owning and operating acute care hospitals, behavioral health centers, ambulatory surgery centers, radiation oncology centers and women's centers. At December 31, 2000, UHS operated 59 hospitals, consisting of 23 acute care hospitals, 35 behavioral health centers, and one women's center. As part of UHS' Ambulatory Treatment Centers Division, at December 31, 2000 UHS owned, either outright or in partnership with physicians, and operated or managed 25 surgery and radiation oncology centers located in 12 states and the District of Columbia. UHS' facilities are located in Arkansas, California, Delaware, the District of Columbia, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Massachusetts, Michigan, Missouri, Nevada, New Jersey, Oklahoma, Pennsylvania, Puerto Rico, South Carolina, Tennessee, Texas, Utah and Washington.

     For the year ended December 31, 2000, UHS had assets of $1,742,377,000, revenues of $2,242,444,000 and net income of $93,362,000. In 2000, UHS' acute care hospitals, ambulatory surgery centers, radiation oncology centers and women's center contributed approximately 84% of UHS' consolidated net revenues and UHS' behavioral health centers contributed approximately 16% of UHS' consolidated net revenues.

     Services provided by UHS' hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services and behavioral health services. UHS' facilities benefit from shared centralized services, such as central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

     Leases. Subsidiaries of UHS lease six of the eight hospital facilities owned by the Trust with terms expiring in 2001 through 2006. The leases to the subsidiaries of UHS are guaranteed by UHS and are cross-defaulted with one another. Each of the leases contains renewal options of up to six five-year periods. These leases accounted for 70% of the total revenue of the Trust for the five years ended December 31, 2000 (63% for the year ended December 31, 2000). Including 100% of the revenues generated at the unconsolidated limited liability companies in which the Trust has various non-controlling equity interests ranging from 33% to 99%, the UHS leases accounted for 45% of the combined consolidated and unconsolidated revenue for the five years ended December 31, 2000 (35% for the year ended December 31, 2000).

     For the six hospital facilities owned by the Trust and leased to subsidiaries of UHS, the combined ratio of EBITDAR to minimum rent plus additional rent payable to the Trust (excluding from all three years the facility sold to a subsidiary of UHS in December, 2000) was approximately 5.7,
5.6 and 5.5 for the years ended December 31, 2000, 1999 and 1998, respectively. The coverage ratio for individual facilities vary and range from 2.7 to 8.3 in 2000, 1.1 to 9.0 in 1999 and 1.1 to 8.6 in 1998. Management of the Trust cannot predict whether the leases with subsidiaries of UHS, which have renewal options at existing lease rates, or any of the Trust's other leases, will be renewed at the end of their lease terms. If the leases are not renewed at their current rates, the Trust would be required to find other operators for those facilities and/or enter into leases on terms potentially less favorable to the Trust than the current leases.

     Pursuant to the terms of the leases with UHS, the lessees have rights of first refusal to:

     . purchase the respective leased facilities during and for 180 days after each lease term at the same price, terms and conditions of any third-party offer, or;

     . renew the lease on the respective leased facility at the end of, and for 180 days after, the lease term at the same terms and conditions pursuant to any third-party offer.

Each lease also grants the lessee options, exercisable on at least six months notice, to purchase the leased facility at the end of the lease term or any renewal term at the facility's then fair market value. The terms of the leases also provide that in the event UHS discontinues operations at the leased facility for more than one year, or elects to terminate its lease prior to the expiration of its term for prudent business reasons, UHS is obligated to offer a substitution property. If the Trust does not accept the substitution property offered, UHS is obligated to purchase the leased facility back from the Trust at a price equal to the greater of its then fair market value or the original purchase price paid by the Trust. As noted below, transactions with UHS must be approved by a majority of the trustees who are unaffiliated with UHS. The purchase options and rights of first refusal granted to the respective lessees to purchase or lease the respective leased facilities, after the expiration of the lease term, may adversely affect the Trust's ability to sell or lease a facility, and may present a potential conflict of interest between the Trust and UHS since the price and terms offered by a third-party are likely to be dependent, in part, upon the financial performance of the facility during the final years of the lease term.

     Advisory Agreement. UHS of Delaware, Inc., a wholly-owned subsidiary of UHS, serves as advisor to the Trust under an Advisory Agreement, dated December 24, 1986, between the parties. Under the Advisory Agreement, UHS of Delaware is obligated to:

     .  present an investment program to the Trust;

     . use its best efforts to obtain investments suitable for that program (although it is not obligated to present any particular investment opportunity to the Trust); and

     . provide administrative services to the Trust and to conduct the Trust's day-to-day affairs.

In performing its services under the Advisory Agreement, UHS of Delaware may utilize independent professional services, including accounting, legal and other services, for which it is reimbursed directly by the Trust. The Advisory Agreement expires on December 31 of each year; however, it is renewable by the Trust, subject to a determination by the trustees who are unaffiliated with UHS that UHS of Delaware's performance has been satisfactory. The Advisory Agreement may be terminated for any reason upon sixty days written notice by either party. The Advisory Agreement has been renewed for 2001. All transactions with UHS must be approved by a majority of the trustees who are unaffiliated with UHS. The Advisory Agreement provides that UHS of Delaware is entitled to receive an annual advisory fee equal to .60% of the average invested real estate assets of the Trust, as derived from its consolidated balance sheet from time to time. In addition, UHS of Delaware is entitled to an annual incentive fee equal to 20% of the amount by which cash available for distribution to shareholders for each year, as defined in the Advisory Agreement, exceeds 15% of the Trust's equity as shown on its balance sheet, determined in accordance with generally accepted accounting principles without reduction for return of capital dividends. No incentive fees were paid during 2000, 1999 and 1998. The advisory fee is payable quarterly, subject to adjustment at year end based upon audited financial statements of the Trust.

     Share Purchase Option. UHS has the option to purchase shares of beneficial interest in the Trust at fair market value to maintain a 5% interest in the Trust. As of March 31, 2000, UHS owned 8.5% of the Trust's outstanding shares of beneficial interest.

                                USE OF PROCEEDS

     Unless otherwise provided in the prospectus supplement that accompanies this prospectus, the Trust intends to add the net proceeds from the sale of its shares of beneficial interest to the Trust's general funds. The Trust expects to use the proceeds for general operating purposes, including working capital, capital expenditures and the repayment of borrowings. Before the Trust uses the proceeds for these purposes, the Trust may invest the proceeds in interest-bearing time deposits or short-term marketable securities.

            DESCRIPTION OF THE TRUST'S SHARES OF BENEFICIAL INTEREST

     The summary of the terms of the Trust's shares of beneficial interest set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration of Trust, as amended and/or restated from time to time, and the Amended and Restated Bylaws, as amended and/or restated from time to time, each of which is incorporated herein by reference.

     The Trust's authorized capital stock consists of 95,000,000 shares of beneficial interest, par value $0.01 per share, and 5,000,000 preferred shares of beneficial interest, par value $0.01 per share. The Trust has agreed to issue to UHS, one of its shareholders, additional shares of beneficial interest from time to time in the future, at their then fair market value, sufficient for UHS to maintain a 5% interest in the Trust.

     Shares of Beneficial Interest. Except as otherwise determined by the trustees of the Trust with respect to any class of or series of preferred shares of beneficial interest, all shares of beneficial interest will participate equally in distributions payable to shareholders when and as declared by the trustees of the Trust and in net assets available for distribution to shareholders, on liquidation or dissolution, will have one vote per share on all matters submitted to a vote of the Trust's shareholders and will not have cumulative voting rights in the election of the Trust's trustees. The shares of beneficial interest offered hereby will be validly issued, fully paid and, except as set forth below, non-assessable by the Trust upon issuance, and will have no preference, conversion, exchange or pre-emptive rights.

     Preferred Shares of Beneficial Interest. No preferred shares of beneficial interest are presently outstanding. Preferred shares of beneficial interest may be issued from time to time by the Trust's trustees, without shareholder approval, in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the trustees in the resolution authorizing their issuance.

     Redemption and Business Combination Provisions. If the Trust's trustees shall, at any time and in good faith, be of the opinion that direct or indirect ownership of at least 9.8% in value of the outstanding shares of beneficial interest (taking into account the constructive ownership rules contained in Sections 318 and 544 of the Internal Revenue Code of 1986, or the Code) has or may become concentrated in the hands of one beneficial owner, the Trust's trustees shall have the power:

     . by lot or other means deemed equitable by them to call for the purchase from any such shareholder that number of the Trust's shares of beneficial interest sufficient, in the opinion of the trustees, to maintain or bring the direct or indirect ownership of the Trust's shares of beneficial interest of such owner to a level equal to 9.8% in value of the outstanding shares; and

     . to refuse to transfer or issue the Trust's shares of beneficial interest to any person whose acquisition of such shares would cause a person to hold in excess of 9.8% in value of the outstanding shares of beneficial interest.

     Any transfer of the Trust's shares of beneficial interest that would create a direct or indirect owner of more than 9.8% in value of the outstanding shares of beneficial interest shall be deemed void and the intended transferee shall be deemed never to have had an interest therein. The purchase price for any of the shares of beneficial interest so redeemed shall be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange or traded in the Nasdaq National Market, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of such acquisition are sent by the Trust or, if no such closing sale prices or quotations are available, then the purchase price shall be equal to the net asset value of such shares as determined by the trustees in accordance with the provisions of applicable law. From and after the date fixed for purchase by the Trust's trustees, the holder of any shares of beneficial interest so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to such shares, except the right to payment of the purchase price for the shares.

     If any person knowingly holds in excess of 9.8% in value of the outstanding shares of beneficial interest and the Trust loses its qualification as a real estate investment trust under the Code or becomes a personal holding company, that person would be required to indemnify the Trust for the full amount of any damages and expenses resulting from the loss of its qualification as a real estate investment trust or its becoming a personal holding company. These damages and expenses might include increased corporate taxes, attorneys' fees and administrative costs.

     The Declaration of Trust permits the trustees to effect any merger or consolidation in accordance with applicable law, except any merger or consolidation with, or any sale, lease, transfer or other disposition of all or any substantial part of the assets of the Trust to, or from, a holder of shares of beneficial interest of the Trust representing, in the aggregate, 5% or more of the total number of votes authorized to be cast by holders of the Trust's shares of beneficial interest. Business combinations with these related persons must be approved by the affirmative vote of the holders of shares representing at least 95% of the total number of votes authorized to be cast by holders of the Trust's shares of beneficial interest unless:

     . the trustees by a vote or written consent of all but one of the trustees have expressly approved in advance the acquisition of the outstanding shares of the Trust that caused that person to become a related person or shall have approved the business combination prior to that person having become a related person; or

     . the business combination is solely between the Trust and another trust or corporation of which 100% of that entity's voting securities are owned directly or indirectly by the Trust.

     Shareholder Liability. Title 8 of the Maryland General Corporation Law provides that a shareholder of a real estate investment trust shall have immunity from personal liability for the obligations of the real estate investment trust. This Title also provides that the declaration of a real estate investment trust may include any provision expanding or limiting the liability of its shareholders for money damages except for limiting the liability of its shareholders to the extent:

     . actual receipt of an improper benefit or profit in money, property or services is proved; or

     . active and deliberate dishonesty is established by a final judgment as being material to the cause of action.

     The Declaration of Trust also provides that the Trust's shareholders shall not be subject to any liability for the acts or obligations of the Trust and that, as far as practicable, each of the Trust's written agreements creating an obligation of the Trust shall contain a provision to that effect. With respect to all types of claims in some jurisdictions, tort claims only in other jurisdictions, contract claims where shareholder liability is not disavowed as described above, and claims for taxes and certain statutory liabilities, a shareholder may be held personally liable to the extent that claims are not satisfied by the Trust. The Declaration of Trust provides that, upon payment of any such liability, the shareholder will be entitled to reimbursement from the Trust's general assets. There can be no assurance that, at the time any such liability arises, the Trust will have assets sufficient to satisfy this reimbursement obligation. The Trust's trustees intend to conduct the Trust's operations, with the advice of counsel, in such a way as to avoid, as far as practicable, the ultimate liability of the Trust's shareholders. The Trust's trustees do not intend to provide insurance covering such risks to the Trust's shareholders.

     Transfer Agent and Registrar. EquiServe Trust Company, N.A. acts as transfer agent, registrar and dividend reinvestment agent of the Trust's shares of beneficial interest.

     Trading Market. The Trust's shares of beneficial interest currently trade on the New York Stock Exchange under the symbol "UHT."

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the federal income tax considerations the Trust believes are material to a holder of the Trust's shares of beneficial interest. This summary is based on current law, is for general information only and is not tax advice. Your tax treatment will vary depending on your particular situation and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of shares of beneficial interest in light of his or her personal investments or tax circumstances, or to shareholders who receive special treatment under the federal income tax laws except to the extent discussed under the headings "--Taxation of Tax Exempt-Shareholders" and "--Taxation of Foreign Shareholders." Shareholders receiving special treatment include, without limitation:

     .  insurance companies;

     .  financial institutions or broker-dealers;

     .  tax-exempt organizations;

     . stockholders holding securities as part of a conversion transaction, or a hedge or hedging transaction, or as a position in a straddle for tax purposes;

     .  foreign corporations or partnerships; and

     .  persons who are not citizens or residents of the United States.

     In addition, this summary does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you as a holder of the Trust's shares of beneficial interest.

     The information in this section is based on:

     .  the Code;

     . current, temporary and proposed Treasury Regulations promulgated under the Code;

     .  the legislative history of the Code;

     . current administrative interpretations and practices of the Internal Revenue Service ("IRS"); and

     .  court decisions;

in each case, as of the date of this prospectus. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change. The Trust has not requested, and does not plan to request, any rulings from the IRS concerning its tax treatment, and the statements in this prospectus are not binding on the IRS or any court. Thus, the Trust cannot assure you that the tax considerations contained in this discussion will not be challenged by the IRS or if challenged, will be sustained in court.

       The summary below is for general information only and is not tax advice. You are urged to consult your tax advisor regarding the specific tax consequences to you of:

     . the acquisition, ownership and sale or other disposition of the Trust's shares of beneficial interest, including the federal, state, local, foreign and other tax consequences;

     . the Trust's election to be taxed as a real estate investment trust for federal income tax purposes; and

     .  potential changes in the tax laws.

Taxation of the Trust

     General. The Trust elected to be taxed as a real estate investment trust, or REIT, commencing with its taxable year ended December 31, 1986. The Trust believes that it was organized and has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Code and intends to continue to operate in such a manner. No assurance can be given, however, that such requirements have been or will continue to be met.

     The following discussion is based on the law existing and in effect on the date hereof and the Trust's qualification and taxation as a REIT will depend on compliance with such law and with any future amendments or modifications to such law. The qualification and taxation as a REIT will further depend upon the ability to meet, on a continuing basis through actual operating results, the various qualification tests imposed under the Code discussed below. No assurance can be given that the Trust will satisfy these tests on a continuing basis.

     In brief, an entity that invests primarily in real estate can, if it meets the REIT provisions of the Code described below, claim a tax deduction for the dividends it pays to its shareholders. Such an entity generally is not taxed on its "REIT taxable income" to the extent such income is currently distributed to shareholders, thereby substantially eliminating the "double taxation" (i.e., at both the entity and shareholder levels) that generally results from an investment in an entity which is taxed as a corporation. However, as discussed in greater detail below, such an entity remains subject to tax in certain circumstances even if it qualifies as a REIT. Further, if the entity were to fail to qualify as a REIT in any year, it would not be able to deduct any portion of the dividends it paid to its shareholders and would be subject to full federal corporate income taxation on its earnings, thereby significantly reducing or eliminating the cash available for distribution to its shareholders.

     Fulbright & Jaworski L.L.P. has opined that the Trust was organized and has operated in conformity with the requirements for qualification as a REIT under the Code for each of its taxable years and that its proposed method of operations as described in this prospectus and as represented to Fulbright & Jaworski by the Trust will enable the Trust to continue to satisfy the requirements for qualification and taxation as a REIT under the Code for future taxable years. This opinion was rendered as of May __, 2001, and Fulbright & Jaworski has no obligation to update its opinion subsequent to this date.

     The opinion of Fulbright & Jaworski is based upon certain assumptions and certain factual representations made by the Trust, including representations made by the Trust in this prospectus and a factual certificate provided by one of the Trust's officers. Moreover, such qualification and taxation as a REIT depends upon the ability of the Trust to meet, for each taxable year, various tests imposed under the Code as discussed below, and Fulbright & Jaworski has not reviewed in the past, and may not review in the future, the Trust's compliance with these tests. Accordingly, neither Fulbright & Jaworski nor the Trust can assure you that the actual results of the operations of the Trust for any particular taxable year will satisfy such requirements.

     In any year in which the Trust qualifies as a REIT, it will not generally be subject to federal corporate income tax on that portion of its net income which is distributed to shareholders. The Trust will, however, be subject to tax at normal corporate rates on any undistributed "real estate investment trust taxable income," including capital gains. Shareholders are required to include their proportionate share of the REIT's undistributed long-term capital gain in income, but would receive a credit for their share of any taxes paid on such gain by the REIT.

     Notwithstanding its qualification as a REIT, the Trust also may be subject to taxation in the following circumstances:

     . If the Trust should fail to satisfy either the 75% or the 95% gross income test and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which the Trust fails either the 75% or the 95% gross income test (substituting for purposes of calculating the amount by which the 95% gross income test is failed, 90% for 95%) multiplied by a fraction intended to reflect the Trust's profitability.

     . The Trust will also be subject to a tax of 100% on net income from any "prohibited transaction" (as described below), and if the Trust has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate.

     . If the Trust should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior years, the Trust would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     . If the Trust disposes of any asset acquired from a corporation which is or has been a C corporation in a transaction in which the Trust's basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following the Trust's acquisition of that asset, the Trust may be required, under Treasury Regulations, to distribute at least 90% (95% for taxable years ending before January 1, 2001) of the after-tax gain, if any, recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset on the date the Trust acquired the asset over (b) the Trust's adjusted basis in the asset on the date the Trust acquired the asset.

     .  The Trust also may be subject to the corporate alternative minimum tax.

     The Trust uses the calendar year both for federal income tax purposes, as is required of a REIT under the Code, and for financial reporting purposes.

     Failure to Qualify. If the Trust fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Trust will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Trust fails to qualify as a REIT will not be deductible by the Trust, nor will the Trust be required to distribute any amounts to shareholders. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Trust also will be disqualified from re-electing taxation as a REIT for the four taxable years following the year during which qualification was lost.

REIT Qualification Requirements

     In order to qualify as a REIT, the Trust must meet the following requirements, among others:

     Share Ownership Tests. The Trust's shares of beneficial interest must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportionate number of days in any short taxable year). In addition, at all times during the second half of each taxable year, no more than 50% in value of the outstanding shares of beneficial interest of the Trust may be owned, directly or indirectly and taking into account the effects of certain constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities (the "50% Limitation"). However, for purposes of this test, any shares of beneficial interest held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. In addition, for purposes of the 50% Limitation, shares of beneficial interest owned, directly or indirectly, by a corporation will be considered as being owned proportionately by its shareholders.

     To ensure compliance with these share ownership tests, the Trust's Declaration of Trust places restrictions on the transfer of its shares of beneficial interest to prevent additional concentration of share ownership. Moreover, to evidence compliance with these requirements, Treasury Regulations require the Trust to maintain records which disclose the actual ownership of its outstanding shares of beneficial interest. In fulfilling its obligations to maintain records, the Trust must and will demand written statements each year from the record holders of designated percentages of its shares of beneficial interest disclosing the actual owners of those shares of beneficial interest. A list of those persons failing or refusing to comply with such demand must be maintained as part of the Trust's records. A shareholder failing or refusing to comply with the Trust's written demand must submit with his tax return a similar statement disclosing the actual ownership of the Trust shares of beneficial interest and certain other information.

     Under the Trust's Declaration of Trust a person is generally prohibited from owning more than 9.8% in value of the aggregate outstanding shares of beneficial interest.

     Asset Tests. At the close of each quarter of the Trust's taxable year, the Trust must satisfy two tests relating to the nature of its assets (determined in accordance with generally accepted accounting principles). First, at least 75% of the value of the Trust's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, government securities and qualified temporary investments. Second, not more than 25% of the value of the Trust's assets generally may be represented by securities (other than securities included in the 75% asset test). Of the investments included in the 25% asset class, such securities may not exceed:

     . in the case of securities of any one non-government issuer, 5% of the value of the Trust's total assets; or

     . 10% of the outstanding voting securities of any one such issuer (or the "Issuer Voting Stock Test"), and 10% of the total value of any such issuer.

In addition, the value of the securities in any "taxable REIT subsidiary" may not exceed 20% of the value of the Trust's total assets. Certain debt securities held by a REIT will not be taken into account for purposes of the Issuer Value Test. Finally, certain "grandfathering" rules also exempt from the Issuer Value Test securities owned by a REIT on July 12, 1999. Where the Trust invests in a partnership, including any limited liability company classified as a partnership for federal income tax purposes, it will be deemed to own a proportionate share of the partnership's assets, and the partnership interest will not constitute a security for purposes of these tests.

     After initially meeting the asset tests at the close of any quarter, the Trust will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the Trust fails to satisfy the asset tests because it acquires securities or other property during a quarter, the Trust can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of the quarter. For this purpose, an increase in the Trust's interests in any partnership or limited liability company in which it owns an interest will be treated as an acquisition of a portion of the securities or other property owned by that partnership or limited liability company. If the Trust fails to cure any noncompliance with the asset tests within this time period, it would cease to qualify as a REIT.

     Gross Income Tests. There are two separate percentage tests relating to the sources of the Trust's gross income which must be satisfied for each taxable year. For purposes of these tests, where the Trust invests in a partnership, or a limited liability company classified as a partnership for federal income tax purposes, the Trust generally will be treated as receiving its share of the income and loss of the partnership and the gross income of the partnership will retain the same character in the hands of the Trust as it has in the hands of the partnership. The two tests are described below.

     The 75% Test. At least 75% of the Trust's gross income for the taxable year must be "qualifying income." Qualifying income generally includes:

     .  rents from real property (except as modified below);

     . interest on obligations secured by mortgages on, or interests in, real property;

     . gains from dealer property - that is, gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Trust's trade or business;

     . dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares;

     .  abatements and refunds of real property taxes;

     . income from foreclosure property - that is, income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property; and

     . commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property.

     The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Trust's gross income for the taxable year must be derived from the above-described qualifying income or from dividends, interest, or gains from the sale or other disposition of stock or other securities that are not dealer property. Dividends and interest on obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. The Trust intends to monitor closely its non-qualifying income and anticipates that non-qualifying income from its activities will not result in the Trust failing to satisfy either the 75% or 95% gross income test.

     For purposes of the gross income tests, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. The amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     Rents received from a tenant will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

     . The amount of rent must not be based in any way on the income or profits of any person. An amount received or accrued generally will be not be excluded from the term "rents from real property" solely because it is based on a fixed percentage or percentages of receipts or sales.

     . The Trust, or an actual or constructive owner of 10% or more of the Trust's capital stock, does not actually or constructively own 10% or more of the interests in the tenant.

     . Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as "rents from real property."

     . The Trust generally must not operate or manage its property or furnish or render services to its tenants, subject to a 1% de minimis exception, other than through an independent contractor from whom it derives no revenue. The Trust may, however, directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common area. Further, under recently enacted legislation beginning in 2001, the Trust is permitted to employ a "taxable REIT subsidiary" which is wholly or partially owned by the Trust, to provide both customary and noncustomary services to its tenants without causing the rent received from those tenants to fail to qualify as "rents from real property." The Trust currently does not own any interest in any "taxable REIT subsidiary."

     For purposes of determining whether the Trust complies with the 75% and the 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property (excluding foreclosure property); however, a sale of property will not be a prohibited transaction if such property is held for at least four years and certain other requirements relating to the number of properties sold in a year, their tax bases and the cost of improvements made thereto are satisfied.

     Even if the Trust fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if:

     . the Trust's failure to comply is due to reasonable cause and not to willful neglect;

     . the Trust reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and

     . any incorrect information on this schedule is not due to fraud with intent to evade tax.

     If these relief provisions apply, however, the Trust will nonetheless be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% gross income test (substituting for purposes of calculating the amount by which the 95% gross income test is failed, 90% for 95%) multiplied by a fraction intended to reflect the Trust's profitability. It is not possible, however, to state whether in all circumstances the Trust would be entitled to the benefit of these relief provisions. For example, if the Trust fails to satisfy the gross income tests because nonqualifying income that the Trust intentionally accrues or receives exceeds the limits on nonqualifying income, the IRS could conclude that the Trust's failure to satisfy the tests was not due to reasonable cause.

     The Trust intends to continue to monitor its operations and investments in the context of these standards so as to continue to satisfy the 75% and 95% gross income tests. While the Trust or its affiliates provide certain services with respect to the properties in which the Trust, and the partnerships and limited liability companies owned by the Trust, own interests and possibly with respect to any newly acquired properties, the Trust believes that for purposes of the 75% and 95% gross income tests the services provided at such properties and any other services and amenities provided by the Trust, and the partnerships and limited liability companies owned by the Trust, or its agents with respect to such properties will be of the type usually or customarily rendered in connection with the rental of space for occupancy only and not rendered to the occupants of such properties. The Trust intends that services that cannot be provided directly by the Trust, and the partnerships and limited liability companies owned by the Trust, or other agents will be performed by independent contractors.

     Annual Distribution Requirements. In order to qualify as a REIT, the Trust is required to distribute dividends, other than capital gains dividends, to its shareholders each year in an amount at least equal to (A) the sum of (i) 90% (95% for taxable years ending before January 1, 2001) of the Trust's REIT taxable income, computed without regard to the dividends received deduction and the Trust's net capital gain, and (ii) 90% (95% for taxable years ending before January 1, 2001) of the net after tax income, if any, for foreclosure property, minus (B) the sum of certain items of non-cash income. These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Trust timely files its tax return for such year and if paid on or before the first regular dividend payment after the declaration. To the extent that the Trust does not distribute all of its net capital gain or distributes at least 90% (95% for taxable years ending before January 1, 2001) but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gain or ordinary corporate tax rates, as the case may be.

     The Trust intends to make timely distributions sufficient to satisfy the annual distribution requirements described in the first sentence of the preceding paragraph. It is possible that the Trust may not have sufficient cash or other liquid assets to meet the above-described distribution requirement, either due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing the Trust's REIT taxable income on the other hand, or for other reasons. The Trust will monitor closely the relationship between its REIT taxable income and cash flow and, if necessary, intends to borrow funds or cause its affiliates to borrow funds in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

     If the Trust fails to meet the above-described distribution requirement as a result of an adjustment to the Trust's tax return by the IRS, the Trust may retroactively cure the failure by paying a "deficiency dividend" plus applicable penalties and interest within a specified period.

     In addition, the Trust will be required to pay a 4% excise tax on the excess of the required distribution over the amounts, if any, by which the Trust's actual distributions during a calendar year are less than the sum of 85% of the Trust's ordinary income for the year, 95% of the Trust's capital gain net income for the year plus, in each case, any undistributed ordinary income or capital gain net income, as the case may be, from prior periods. Any taxable income or net capital gain income on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating the tax.

Taxation of Shareholders

     As used below, the term "domestic shareholder" means a holder of shares of beneficial interest who is for United States federal income tax purposes:

     .  a citizen or resident of the United States;

     . a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state or under the laws of the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

     . an estate which is required to pay United States federal income tax regardless of the source of its income; or

     . a trust whose administration is under the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, also shall be considered domestic shareholders.

     Taxation of Taxable Domestic Shareholders. As long as the Trust qualifies as a REIT, distributions made to its taxable domestic shareholders out of current or accumulated earnings and profits and not designated as capital gain dividends will constitute dividends taxable as ordinary income, and corporate shareholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as gain from the sale or exchange of a capital asset to the extent they do not exceed the Trust's actual net capital gain for the taxable year without regard to the period for which the shareholder has held its shares of beneficial interest. In the event the Trust designates any portion of a dividend as a capital gain dividend, a shareholder's share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends paid to such shareholder for the taxable year as the total amount of capital gain dividends bears to the total amount of all dividends paid on all classes of shares for the taxable year. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. The Trust may elect to retain and pay income tax on any net long-term capital gain, in which case its domestic shareholders would include in their income as long-term capital gain their proportionate share of such undistributed net long-term capital gain. A domestic shareholder would also receive a refundable tax credit for such shareholder's proportionate share of the tax paid by the Trust on such retained capital gains and an increase in its basis in its shares in an amount equal to the difference between the undistributed long-term capital gains and the amount of tax paid by the Trust.

     Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of beneficial interest, but rather will reduce the adjusted basis of such shares of beneficial interest. To the extent that distributions exceed the adjusted basis of a shareholder's shares of beneficial interest, assuming the shares of beneficial interest are capital assets in the hands of the shareholder, they will be included in income as short-term or long-term capital gain depending on the length of time the shares of beneficial interest have been held. In addition, any dividend declared by the Trust in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by the Trust and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Trust during January of the following calendar year.

     Domestic shareholders may not include in their individual income tax returns any of the Trust's net operating losses or capital losses. Instead, such losses would be carried over by the Trust for potential offset against future income, subject to certain limitations. Distributions made by the Trust and gain arising from the sale or exchange of shares of beneficial interest will not be treated as passive activity income, and, as a result, shareholders generally will not be able to apply any "passive losses" against such income and gain. In addition, taxable distributions from the Trust generally will be treated as investment income. Capital gain dividends, including distributions treated as such, and capital gain from the disposition of shares of beneficial interest, however, will be treated as investment income only if a shareholder so elects, in which case such capital gain will be taxed at ordinary income rates. The Trust will notify shareholders after the close of its taxable year as to the portions of distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

     In general, a domestic shareholder will realize capital gain or loss on the disposition of the Trust's shares of beneficial interest equal to the difference between:

     . the amount of cash and the fair market value of any property received on such disposition; and

     .  the shareholder's adjusted basis of such shares of beneficial interest.

This gain or loss generally will constitute short-term capital gain or loss if the shareholder has not held the shares of beneficial interest for more than one year and long-term capital gain or loss if the shareholder has held the shares of beneficial interest for more than one year. Loss upon a sale or exchange of the Trust's shares of beneficial interest by a shareholder who has held such shares of beneficial interest for six months or less after applying certain holding period rules will be treated as a long-term capital loss to the extent of distributions from the Trust required to be treated by such shareholder as long-term capital gain.

     Capital Gains and Losses. The maximum marginal individual income tax rate is 39.6%. The maximum tax rate on net capital gains applicable to individuals, trusts and estates from the sale or exchange of capital assets held for more than one year is 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For individuals, trusts and estates who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and, effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation, other than certain depreciation recapture taxable as ordinary income, with respect to such property. Accordingly, the tax rate differential between capital gain and ordinary income for noncorporate taxpayers may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against a noncorporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

     Backup Withholding. The Trust will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder:

     . is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

     . provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholdings rules.

Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. The United States Treasury issued final regulations on October 6, 1997 regarding the withholding and information reporting rules discussed above. In general, the final regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. The final regulations are generally effective for payments made on or after January 1, 2001, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning the adoption of the final regulations and the potential effect on their ownership of the Trust's shares of beneficial interest.

     In addition, as is discussed below under "--Taxation of Foreign Shareholders," the Trust may be required to withhold a portion of capital gain distributions made to shareholders that fail to certify their non-foreign status to the Trust.

     Taxation of Tax-Exempt Shareholders. The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, dividend income from the Trust's shares of beneficial interest will not be unrelated business taxable income to a tax-exempt shareholder, provided that the tax-exempt shareholder has not held its shares of beneficial interest as "debt financed property" within the meaning of the Code and such shares of beneficial interest are not otherwise used in a trade or business. Similarly, income from the sale of the Trust's shares of beneficial interest will not constitute unrelated business taxable income unless the tax-exempt shareholder has held the Trust's shares of beneficial interest as "debt financed property" within the meaning of the Code or has used the shares of beneficial interest in a trade or business.

     For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in shares of the Trust will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in shares of the Trust. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" will be treated as unrelated business taxable income as to specified tax exempt trusts which hold more than 10%, by value, of the interests in the REIT. A REIT's tax status as a "pension-held REIT" depends, in part, on the ownership of its stock. As a result of the limitations on the transfer and ownership of shares of beneficial interest contained in the Trust's Declaration of Trust, the Trust does not expect to be classified as a "pension-held REIT."

     Taxation of Foreign Shareholders. The rules governing the United States federal income taxation of the ownership and disposition of the Trust's shares of beneficial interest by persons that are "foreign shareholders" - that is, persons that are not domestic shareholders as defined above - are complex and no attempt will be made herein to provide more than a summary of such rules.

     Prospective foreign shareholders should consult with their own tax advisors to determine the impact of federal, state, and local income tax laws with regard to an investment in the Trust's shares of beneficial interest, including any reporting requirements, as well as the tax treatment of such an investment under their home country laws.

     In general, foreign shareholders will be subject to regular United States federal income taxation with respect to their investment in the Trust's shares of beneficial interest in the same manner as a domestic shareholder if their investment in the Trust is "effectively connected" with the conduct by such foreign shareholder of a trade or business in the United States. A foreign shareholder that is a corporation and that receives income with respect to its investment in the Trust's shares of beneficial interest that is, or is treated as, "effectively connected" with the conduct of a trade or business in the United States also may be subject to the 30% branch profits tax imposed under
Section 884 of the Code, which is payable in addition to the regular United States corporate income tax.

     The following discussion addresses only the federal income taxation of foreign shareholders whose investment in the Trust's shares of beneficial interest is not "effectively connected" with the conduct of a trade or business in the United States. Prospective investors whose investment in the Trust's shares of beneficial interest is or may be deemed "effectively connected" with the conduct of a United States trade or business should consult their own tax advisors as to the tax consequences thereof.

     Distributions that are not attributable to gain from sales or exchanges of United States real property interests and that are not designated by the Trust as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of the Trust's current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Dividends paid to an address in a country outside the United States are no longer presumed to be paid to a resident of that country for purposes of determining the applicability of withholding discussed above and the availability of a reduced tax treaty rate.
A foreign shareholder who wishes to claim the benefit of an applicable treaty rate will now be required to satisfy certain certification and other requirements. Distributions that the

Trust makes in excess of its current and accumulated earnings and profits will not be taxable to a foreign shareholder to the extent they do not exceed the adjusted basis of the foreign shareholder's shares of beneficial interest, but rather will reduce the adjusted basis of the shares of beneficial interest, but not below zero. To the extent that such distributions exceed the adjusted basis of a foreign shareholder's shares of beneficial interest, they will give rise to tax liability if such foreign shareholder would otherwise be subject to tax on any gain from the sale or disposition of shares of beneficial interest, as described below.

     For withholding tax purposes, the Trust was required to treat all distributions as if made out of its current or accumulated earnings and profits and thus intends to withhold at the rate of 30% or a reduced treaty rate if applicable on the amount of any distribution, other than distributions designated as capital gain dividends, made to a foreign shareholder. Under the final regulations issued on October 6, 1997 by the United States Treasury regarding the withholding and information reporting rules, generally effective for distributions on or after January 1, 2001, the Trust will be required to withhold at the 30% rate on distributions the Trust reasonably estimates to be in excess of its current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends.
However, a foreign shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of its current or accumulated earnings and profits, and the amount withheld exceeded the foreign shareholder's United States tax liability, if any, with respect to the distribution.

     For any year in which the Trust qualifies as a REIT, distributions that are attributable to gain from sales or exchanges of United States real property interests will be taxed to a foreign shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. Under FIRPTA, these distributions are taxed to a foreign shareholder as if such gain were effectively connected with the conduct of a United States trade or business. Foreign shareholders would thus be taxed at the normal capital gain rates applicable to domestic shareholders, subject to applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals, without regard as to whether such distributions are designated by the Trust as capital gain dividends. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption. The Trust is required by Treasury Regulations to withhold 35% of any distribution to a foreign shareholder that could be designated as a capital gain dividend. This amount is creditable against the foreign shareholder's FIRPTA tax liability.

     Gain recognized by a foreign shareholder upon a sale of the Trust's shares of beneficial interest generally will not be subject to United States taxation unless the shares of beneficial interest constitute a "United States real property interest" within the meaning of FIRPTA. The Trust's shares of beneficial interest will not constitute a "United States real property interest" so long as the Trust is a "domestically controlled REIT." A "domestically controlled REIT" is generally a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by foreign shareholders. The Trust believes that it will be a "domestically controlled REIT" and therefore, the sale of the Trust's shares of beneficial interest will not be subject to taxation under FIRPTA. However, because the Trust's shares of beneficial interest will be publicly traded, no assurance can be given that the Trust will continue to be a "domestically controlled REIT." Notwithstanding the foregoing, gain from the sale or exchange of the Trust's shares of beneficial interest not otherwise subject to FIRPTA generally will be taxable to a foreign shareholder if the foreign shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

     If the Trust does not qualify as or ceases to be a "domestically controlled REIT," whether gain arising from the sale or exchange by a foreign shareholder of the Trust's shares of beneficial interest would be subject to U.S. taxation under FIRPTA will depend on whether the shares of beneficial interest are "regularly traded" (as defined in applicable Treasury Regulations) on an established securities market, such as the NYSE on which the Trust's shares of beneficial interest are traded, and on the size of the selling foreign shareholder's interest in the Trust. If the gain on the sale of the Trust's shares of beneficial interest were to be subject to tax under FIRPTA, the foreign shareholder would be subject to the same treatment as a domestic shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser would be required to withhold and remit to the IRS 10% of the purchase price. In addition, if the Trust is not a "domestically controlled REIT," distributions in excess of its current and accumulated earnings and profits would be subject to withholding at a rate of 10%.

     Dividends paid in the United States with respect to the Trust's shares of beneficial interest, and proceeds from the sale of the Trust's shares of beneficial interest, through a United States broker, or certain brokers having significant connections with the United States, may be subject to the information reporting requirements of the Code. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% unless such shareholder:

     . is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

     . provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholding rules.

Foreign shareholders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8 or otherwise comply with applicable certification and identification procedures in order to prove their exemption. Any amount paid as backup withholding will be creditable against the foreign shareholder's United States income tax liability.

     The final regulations issued on October 6, 1997 by the United States Treasury regarding the withholding and information reporting rules as discussed above in "-Backup Withholding" also affect the rules applicable to payments to foreign persons. In general, these final regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and modify reliance standards. In addition, the final regulations also address certain issues relating to intermediary certification procedures designed to simplify compliance by withholding agents. The final regulations are generally effective for payments made on or after January 1, 2001, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning the adoption of the final regulations and the potential effect on their ownership of the Trust's shares of beneficial interest.

Other Tax Considerations

     Tax Aspects of the Partnerships. The Trust currently owns interests in several partnerships, including limited liability companies that are classified as partnerships for federal income tax purposes, and may own interests in additional partnerships in the future. The Trust's ownership of an interest in these partnerships involves special tax considerations. These special tax considerations include, for example, the possibility that the IRS might challenge the status of one or more of the partnerships in which the Trust owns an interest as partnerships, as opposed to associations taxable as corporations, for federal income tax purposes. If a partnership in which the Trust owns an interest, or one or more of its subsidiary partnerships, were treated as an association, it would be taxable as corporation and, therefore, subject to an entity-level tax on its income. In this situation, the character of the Trust's assets and items of gross income would change, and could prevent the Trust from satisfying the real estate investment trust asset tests and/or the real estate investment trust income tests. This, in turn, would prevent the Trust from qualifying as a real estate investment trust. In addition, a change in the tax status of one or more of the partnerships in which the Trust owns as interest might be treated as a taxable event. If so, the Trust might incur a tax liability without any related cash distributions.

     Treasury Regulations that apply for tax periods beginning on or after January 1, 1997, provide that a domestic business entity not otherwise organized as a corporation and which has at least two members may elect to be treated as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist or did not claim a classification prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. All of the partnerships in which the Trust owns an interest intend to claim classification as partnerships under these Treasury Regulations. As a result, the Trust believes that these partnerships will be classified as partnerships for federal income tax purposes. The treatment described above also applies with respect to the Trust's ownership of interests in limited liability companies that are treated as partnerships for tax purposes.

     State and Local Taxes. The Trust and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which the Trust or they transact business or reside. The state and local tax treatment of the Trust and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult with their own tax advisors regarding the effect of state, local and other tax laws of any investment in the Trust's shares of beneficial interest.

                              PLAN OF DISTRIBUTION

     The Trust may sell its shares of beneficial interest to or through one or more underwriters or dealers, and also may sell its shares of beneficial interest directly to other purchasers or through agents. These firms may also act as the Trust's agents in the sale of its shares of beneficial interest.
Only underwriters named in the prospectus supplement will be considered as underwriters of the Trust's shares of beneficial interest offered by the prospectus supplement. The Trust may distribute its shares of beneficial interest at different times in one or more transactions. The Trust may sell its shares of beneficial interest at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of the Trust's shares of beneficial interest, underwriters may receive compensation from the Trust or from purchasers of the Trust's shares of beneficial interest in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Trust's shares of beneficial interest may be deemed to be underwriters. Discounts or commissions they receive and any profit on their resale of the Trust's shares of beneficial interest may be considered underwriting discounts and commissions under the Securities Act of 1933. The Trust will identify any such underwriter or agent, and will describe any such compensation, in the prospectus supplement.

     The Trust may agree to indemnify underwriters, dealers and agents who participate in the distribution of the Trust's shares of beneficial interest against certain liabilities, including liabilities under the Securities Act of 1933. The Trust may also agree to contribute to payments which the underwriters, dealers or agents may be required to make in respect of such liabilities. The Trust may authorize dealers or other persons who act as the Trust's agents to solicit offers by certain institutions to purchase shares of beneficial interest from the Trust under contracts which provide for payment and delivery on a future date. The Trust may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If the Trust enters into these agreements concerning its shares of beneficial interest, the Trust will indicate that in the prospectus supplement.

     In connection with an offering of the Trust's shares of beneficial interest, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Trust's shares of beneficial interest. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in the Trust's shares of beneficial interest for their own account. In addition, underwriters may bid for, and purchase, the Trust's shares of beneficial interest in the open market to cover short positions or to stabilize the price of the Trust's shares of beneficial interest.

     Finally, underwriters may reclaim selling concessions allowed for distributing the Trust's shares of beneficial interest in the offering if the underwriters repurchase previously distributed shares of beneficial interest in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Trust's shares of beneficial interest above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time. Agents and underwriters may engage in transactions with, or perform services for, the Trust and its affiliates in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Trust's shares of beneficial interest and tax matters will be passed upon for us by Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York 10103.

                                    EXPERTS

     The consolidated financial statements and schedules of the Trust and subsidiaries incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The Declaration of Trust establishing Universal Health Realty Income Trust, dated August 5, 1986, a copy of which, together with all amendments thereto (the "Declaration"), is filed in The Office of The Department of Assessments and Taxation of The State of Maryland, provides that the name "Universal Health Realty Income Trust" refers to the Trustees under the Declaration collectively as Trustees, but not individually or personally, and that no Trustee, Officer, Shareholder, Employee or Agent of the Trust shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, the Trust. All persons dealing with the Trust, in any way, shall look only to the assets of the Trust for the payment of any sum or the performance of any obligation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following is an itemized statement of all expenses payable by the Trust in connection with the registration of the shares of beneficial interest offered hereby, other than underwriting discounts and commissions (if any). All of the amounts shown are estimates except the SEC registration fee.

     SEC registration fee.......................................  $ 25,000
     NYSE listing fee...........................................  $ 47,800
     Blue sky fees and expenses.................................  $ 20,000
     Accounting fees and expenses...............................  $ 50,000
     Legal fees and expenses....................................  $100,000
     Printing and engraving expenses............................  $ 50,000
     Transfer agent and registrar fees..........................  $  2,500
     Miscellaneous..............................................  $ 54,700
                                                                  --------
        Total...................................................  $350,000

Item 15.  Indemnification of Directors and Officers.

     Section 4.5 of the Declaration of Trust provides that the Trust shall indemnify its trustees and officers to the full extent required or permitted by the General Laws of the State of Maryland. Section 8-305(15) of the Maryland General Corporation Law ("MGCL") permits a Maryland real estate investment trust to indemnify or advance expenses to trustees and officers to the same extent as is permitted for directors and officers of a Maryland corporation under the MGCL. The MGCL requires a Maryland corporation (unless its charter provides otherwise, which the Trust's Declaration of Trust does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. A Maryland corporation, however, may not indemnify for an adverse judgment in a suit by, or in the right of, the corporation, or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then, only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and a written undertaking by such director or officer on his or her behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

     The Declaration of Trust also permits the Trust to indemnify any of its employees, agents or affiliates of an affiliated trustee to such extent as shall be authorized by its trustees or by-laws, or as permitted by law.

     The above rights of indemnification shall not exclude any other rights to which any trustee, officer, employee, agent or affiliate of an affiliated trustee may lawfully be entitled.

     The Trust has purchased and maintains insurance through a commercial policy arranged by UHS on behalf of all of its trustees, whether or not the Trust is required or has the power to indemnify them against liability.

Item 16.  Exhibits.

 4.1   -   Declaration of Trust, dated as of August 1986.
 4.2   -   Amendment to Declaration of Trust, dated as of June 23, 1993.
 4.3   -   Amended and Restated Bylaws.
 4.4*  -   Specimen Shares of Beneficial Interest Certificate.
 5.1   -   Opinion of Fulbright & Jaworski L.L.P.
 8.1   -   Tax Opinion of Fulbright & Jaworski L.L.P.
23.1   -   Consent of Arthur Andersen LLP.
23.2   -   Consents of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1 and Exhibit 8.1).
24.1   -   Power of Attorney (included on signature page).

------------
* Incorporated by reference to Exhibit 7 to the Registration Statement on Form 8-A of Universal Health Realty Income Trust (Registration No. 1-9321).

Item 17.  Undertakings.

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d)  The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in King of Prussia, Commonwealth of Pennsylvania, on May 10, 2001.

                                  UNIVERSAL HEALTH REALTY INCOME TRUST

                                  By: /s/ Alan B. Miller
                                      -------------------------------------
                                      Alan B. Miller
                                      Chairman of the Board and
                                      Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan B. Miller and Kirk E. Gorman his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                         Title                    Date
           -------------                     ---------              ------------
  /s/ Alan B. Miller                Chairman of the Board and       May 10, 2001
----------------------------------  Chief Executive Officer
  Alan B. Miller                    (Principal Executive Officer)

  /s/ Kirk E. Gorman                President, Chief Financial      May 10, 2001
----------------------------------  Officer, Secretary and Trustee
  Kirk E. Gorman                    (Principal Financial Officer)

  /s/ James E. Dalton, Jr.          Trustee                         May 10, 2001
----------------------------------
  James E. Dalton, Jr.

  /s/ Myles H. Tanenbaum            Trustee                         May 10, 2001
----------------------------------
  Myles H. Tanenbaum

  /s/ Daniel M. Cain                Trustee                         May 10, 2001
----------------------------------
  Daniel M. Cain

  /s/ Miles L. Berger               Trustee                         May 10, 2001
----------------------------------
  Miles L. Berger

             Signature                         Title                    Date
           -------------                     ---------              ------------
  /s/ Elliot J. Sussman             Trustee                         May 10, 2001
----------------------------------
  Elliot J. Sussman

  /s/ Charles F. Boyle              Vice President and Controller   May 10, 2001
----------------------------------  (Principal Accounting Officer)
  Charles F. Boyle

                                 EXHIBIT INDEX

Exhibit
No.                 Exhibit
-------           -----------
  4.1         Declaration of Trust, dated as of August 1986.

  4.2         Amendment to Declaration of Trust, dated as of June 23, 1993.

  4.3         Amended and Restated Bylaws.

  5.1         Opinion of Fulbright & Jaworski L.L.P.

  8.1         Tax Opinion of Fulbright & Jaworski L.L.P.

 23.1         Consent of Arthur Andersen LLP.

 23.2 Consents of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1 and Exhibit 8.1).

 24.1         Power of Attorney (included on signature page).